UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14258

PREMIER FARNELL PLC
(Exact name of registrant as specified in its charter)

150 Armley Road
Leeds LS12 2QQ
United Kingdom
+44 870 129 8608
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares of 5 pence each
Cumulative convertible redeemable preference shares of £1 each
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

Item 1.    Exchange Act Reporting History

Not applicable.

Item 2.    Recent United States Market Activity

Not applicable.

Item 3.    Foreign Listing and Primary Trading Market

A.
Premier Farnell plc (the “Company”) has maintained a listing of its ordinary shares of 5 pence each (“Ordinary Shares”) and cumulative convertible redeemable preference shares of £1 each (“Preference Shares”) on the London Stock Exchange, which is located in the United Kingdom. The London Stock Exchange constitutes the primary trading market for the Ordinary Shares and Preference Shares.

B.
The Ordinary Shares and Preference Shares were initially listed on the London Stock Exchange in October 1981 and April 1996, respectively. The Company has maintained a listing of the Ordinary Shares and Preference Shares on the London Stock Exchange for at least the 12 months preceding the filing of this Form.

C.
During the 12-month period beginning July 1, 2006 and ending June 30, 2007, 99.3% of trading in the Ordinary Shares and 100% of trading in the Preference Shares occurred through the London Stock Exchange.

Item 4.    Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used by the Company is the period beginning July 1, 2006 and ending June 30, 2007.

B.
During the 12-month period beginning July 1, 2006 and ending June 30, 2007, the average daily trading volume of the Ordinary Shares in the United States was 97 and on a worldwide basis was 3,412,037. During this same 12-month period, the average daily trading volume of the Preference Shares in the United States was 0 and on a worldwide basis was 487.

C.
During the 12-month period beginning July 1, 2006 and ending June 30, 2007, the average daily trading volume of Ordinary Shares in the United States was 0.002% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis. During this same 12-month period, the average daily trading volume of Preference Shares in the United States was 0.00% as a percentage of the average daily trading volume of the Preference Shares on a worldwide basis.

D.
With effect on February 16, 2005, the Commission granted the Company’s application to delist the Ordinary Shares and Preference Shares from the New York Stock Exchange. During the 12-month period beginning February 17, 2004 and ending February 16, 2005, the average daily trading volume of Ordinary Shares in the United States (whether in their own form or through American depositary shares representing them) was 1.18% as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis. During this same 12-month period, the average daily trading volume of Preference Shares in the United States (whether in their own form or through American depositary shares representing them) was 40.97% as a percentage of the average daily trading volume of the Preference Shares on a worldwide basis.

E.
Termination of the American depositary receipt facilities for each of the Ordinary Shares and the Preference Shares also took effect on February 16, 2005. Please see Item 4.D for average daily trading volume information on the Ordinary Shares and Preference Shares (and the American depositary shares representing each of them) during the 12-month period beginning February 17, 2004 and ending February 16, 2005.

F.
The Company used Bloomberg as the source of U.S. trading volume information for the Ordinary Shares and The Bank of New York for the Preference Shares. The Company used Bloomberg as the source of their trading volumes on other platforms including the London Stock Exchange, to determine whether it meets the requirements of Rule 12h-6.

Item 5.    Alternative Record Holder Information

Not applicable.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

Not applicable.

Item 8.    Prior Form 15 Filers

A.
The Company filed a Form 15 with the Commission on July 1, 2005 to terminate registration of the Ordinary Shares and Preference Shares pursuant to Rule 12g-4 and, pursuant to Rule 12h-3, to suspend reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 in respect of these securities.

B.	Please see Items 3 and 4.

C.	Not applicable.

PART II

Item 9.    Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http://www.premierfarnell.com.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Premier Farnell plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Premier Farnell plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PREMIER FARNELL PLC

Dated: August 1, 2007	By:	/s/ Steven Webb
Name: Steven Webb
Title: Company Secretary and General Counsel